UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2025

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica Group: Presentation on quarterly results January-March 2025	2

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA.

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. Disclaimer This document and any related conference call or webcast (including any related Q&A session) has been prepared by Telefónica, S.A. (“Telefónica” or the “Company”, and together with its subsidiaries the “Telefónica Group”) exclusively for its use during the presentation of financial results. The Company does not assume any liability for the content of this document if used for any purposes different from the one outlined above. This document and any related conference call or webcast (including any related Q&A session) may contain forward-looking statements (including forward-looking statements within the meaning of the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995). These forward-looking statements may include financial and other forecasts and estimates, as well as statements regarding plans, objectives and expectations of the Telefónica Group. The forward-looking statements can be identified, in certain cases, through the use of words such as “will,” “shall,” “target,” “expect,” “aim,” “hope,” “anticipate,” “should,” “may,” “might,” “assume,” “estimate,” “plan,” “risk,” “intend,” “believe” and similar language or other formulations of a similar meaning or, in each case, the negative formulations thereof. Other forward-looking statements can be identified in the context in which such statements are made or by the forward-looking nature of discussions of strategy, plans, objectives or intentions. These forward-looking statements include statements regarding our intent, belief or current expectations with respect to, among other things, the effect on our results of operations of competition in telecommunications markets; trends affecting our business, financial condition, results of operations or cash flows; ongoing or future acquisitions, investments or divestments; our capital expenditures plan; our estimated availability of funds; our ability to repay debt with estimated future cash flows; our shareholder remuneration policies; supervision and regulation of the telecommunications sectors where we have significant operations; our environmental, social and governance commitments and targets; our existing or future strategic partnerships or joint ventures; the potential for growth and competition in current and anticipated areas of our business; and the outcome of pending or future litigation or other legal proceedings and investigations. Any such forward-looking statements reflect the current views of the Telefónica Group’s management and may change over time. They do not intend to be exhaustive, and they have not been verified or audited by any third party. Telefónica's opinions and aspirations with respect to future events do not represent any guarantee of future fulfilment or profitability, and they are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such forward-looking statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica with the relevant supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (“CNMV”) and the U.S. Securities and Exchange Commission (“SEC”). You are cautioned not to place undue reliance on any forward-looking statements contained in this document and any related conference call or webcast (including any related Q&A session). Except as required by applicable law, Telefónica does not assume any obligation to publicly update the forward-looking statements to adapt them to events or circumstances taking place after the date hereof, including, among others, changes in the Telefónica’s Group business, changes in its business development strategy or any other circumstances. This document and any related conference call or webcast (including any related Q&A session) may contain summarised, non-audited or non-IFRS financial information Such information may not be prepared in accordance with the financial reporting requirements established by the SEC, is presented for supplemental informational purposes only and should not be considered a substitute for audited financial information presented in accordance with IFRS. The Company’s non-IFRS financial measures may differ from similarly titled measures used by other companies. In addition, there are material limitations associated with the use of non-IFRS financial measures since they exclude significant expenses and income that are recorded in the Company’s financial statements. Information related to any alternative performance measures (APMs) used in this presentation are included in Telefónica’s consolidated financial statements and consolidated management report 2024, submitted to the CNMV, in Note 2, page 15 of the .pdf filed. Recipients of this document are invited to read it. This document also contains sustainability information, that may include environmental, social and governance-related metrics, statements, goals, commitments and opinions. The sustainability information has been prepared with various materiality analyses, estimates, assumptions and data collection and verification practices and methodologies, both external and internal, which may differ from those used by other companies. Neither this document nor any related conference call or webcast (including any related Q&A session) nor any of their contents constitute an offer to purchase, sell or exchange any security, a solicitation of any offer to purchase, sell or exchange any security, or a recommendation or advice regarding any security, or a solicitation for any vote or approval in any other jurisdiction. This document and any related conference call or webcast (including any related Q&A session) may include data or references to data provided by third parties. Neither Telefónica, nor any of the members of its senior management, its directors or its employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents by any means, Telefónica may introduce any changes it deems suitable, may omit partially or completely any of the elements of this document, and in case of any deviation between such a version and this one, Telefónica assumes no liability for any discrepancy. 1

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. Q1 25 Summary Mr. Emilio Gayo COO

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. Operational progress Next Generation NETWORKS CUSTOMER focus Efficiency driven MANAGEMENT • Expanding fibre, +1.5m PPs q-o-q to 80m • 75% 5G coverage (core markets), +11 p.p. y-o-y • More autonomous and efficient networks (virtualised, open, dissagregated) • Network availability rate up in core markets (fixed +0.2 p.p., mobile +0.5 p.p. y-o-y) • Strong customer base, 354m accesses • Improved P&S portfolio, Fusion Digital 5.0 for SMEs in Spain • NPS hits new highs, 35 score • Historic low churn = higher lifetime value • Legacy shutdown (Spain copper completed, 3G Germany, 2G Uruguay) • CapEx intensity declining (CapEx/Sales-0.4 p.p. y-o-y) • Executing our plan in Hispam, sale of Argentina, Peru and signing in Colombia 2

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. Q1: Resilient core units 3 Improved traction in Spain; revenue and EBITDAaL growth accelerates to +1.7% and +1.0% Intact momentum in Brazil (EBITDA +8.0%, EBITDAaL-CapEx +14.5%). Margin expansion (EBITDAaL- CapEx +1.4 p.p.) Strong EBITDAaL-CapEx in Germany (+4.8%). Revenue and EBITDA reflect B2P transformation and tough comps Hispam; back to positive contract net adds, 1st time since Q4 23. Financials reflect high competition and reported terms impacted by FX and portfolio changes Reported results hit by FX. Organic growth aligned with guidance (comps to ease along the year). Net debt reduced and FCF seasonality Q1 y-o-y reported Q1 y-o-y organic Revenue -2.9% +1.3% Service revenue -2.8% +1.5% B2C revenue -2.9% +1.8% B2B revenue +1.4% +5.4% EBITDA -4.2% +0.6% EBITDAaL - CapEx -4.9% +0.4% CapEx/Sales 10.2% 10.1% y-o-y organic EBITDA is adjusted and CapEx ex-spectrum Argentina and Peru accounted as discontinued Operations since 1 January 2025 and reflected in the P&L in the line of Net Income from discontinued operations

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. On track to meet 2025 guidance Revenue EBITDA EBITDAaL-CapEx CapEx / Sales FCF (continuing operations) Organic growth Organic growth Organic growth < 12.5% organic Similar to 2024 €0.30 DPS Leverage reduction Q1 aligned with internal expectations 18th Dec-25 (€0.15/cash) Jun-26 (€0.15/cash) Mar-25: 2.67x +1.3% y-o-y +0.6% y-o-y +0.4% y-o-y 10.1% -€205m ✓ ✓✓ ✓ Constant perimeter of consolidation 4

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. Q1 25 Operating Business Mr. Emilio Gayo COO

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. 36% 36% 36% 37% 36% 20% 18% 19% 20% 20% • Growth in all accesses for 7th Q in a row accelerating • Q1 net adds increasing y-o-y • Revenue +1.7%, service revenue +1.0% • B2C growth on customer focus and improving portfolio • Smart segmentation, valued brands, flexible offer • Traction in our digital ecosystem: devices, alarms… • Benchmark convergent Customer Lifetime Value • Best ARPU and churn, price upgrade in Jan-25 • B2B intact momentum on solid IT and stable comms • EBITDAaL-CapEx +2.0% y-o-y • Best-in-class CapEx/Sales at 10.5% with second-to-none premium networks Spain: Increasingly resilient growth Operating leverage paying off Deregulation opportunities Net adds (k) Postpaid ConvergentFBB Pay TV 1.0% 1.0% 1.0% 1.3% 1.7% 0.2% 0.6% 1.0% 1.0% 1.0% Convergent KPIs Churn (%)ARPU (€) Q3 24Q1 24 Q2 24Q3 24Q1 24 Q2 24 +1.7% Accesses y-o-y+2.0% +0.5% +4.5% 12 17 34 23 26 12 26 119 89 79 3 1 11 6 57 22 49 16 66 Q1 24 Q2 24 Q3 24 Q4 24 92.2 91.7 90.2 90.7 92.3 0.9% 0.9% 0.8% 0.8% 0.9% Q1 24 Q2 24 Q3 24 Q4 24 Q4 24 Q4 24 Q1 25 Q1 25 Q1 25 Q1 25 Margins (organic) Revenue & EBITDA growth (y-o-y organic) EBITDAaL-CapExEBITDARevenue EBITDA Highlights 5

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. Brazil: Real growth and strong profitability • Continue to grow well above inflation • Translated into Euro results hit by FX • Service Revenue: Mobile (+6.5%) & Fixed (+6.2%) • Contract: +8.7% & FTTH: 11.1% • B2B +14.5% thanks to broad service portfolio • Maintained commercial momentum • Leaders in postpaid & FTTH • Vivo Total (fully convergent) accesses +77% • Digital services penetration accelerates (11% o/total rev) • Tariff increase in contract & fibre • Margin expansions y-o-y despite commercial efforts • EBITDA (+0.7 p.p.) • EBITDAaL-CapEx (+1.4 p.p.) • EBITDA +8.0%, EBITDAaL-CapEx +14.5% Accesses growth (y-o-y) 6% 7% 8% 7% 7%12% 13% 12% 13% 13% FTTHContract Mar-24 40.6% 41.5% 44.3% 44.5% 41.2% 17.7% 15.4% 17.7% 18.3% 19.0% Mobile contract mkt. share 43.3% Final agreement for migration to Authorization Jun-24 FTTH Premises passed (m) 26.8 27.3 28.3 29.1 29.6 6.5% 7.4% 7.1% 7.7% 6.2%6.7% 7.3% 6.9% 7.9% 8.0% Q1 24 Q2 24 Sep-24 Q3 24 Dec-24 Q4 24 Mar-25 Mar-24 Jun-24 Sep-24 Dec-24 Mar-25 Q1 25 Q1 24 Q2 24 Q3 24 Q4 24 Q1 25 Margins (organic) Revenue & EBITDA growth (y-o-y organic) EBITDAaL-CapExEBITDARevenue EBITDA Highlights 6

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. (0.1%) 0.0% (1.6%) (3.7%) (2.0%) 5.0% 3.8% 3.0% 5.3% (2.0%) Contract net adds (k) 1 157 215 226 226 164 Germany: Operating leverage focus • Contract net adds +4.5% y-o-y, stable 1.1% churn • O2 contract ARPU flattish (friends & family-offers) • Revenue headwinds (B2P transformation, market weakness for handsets) and tough EBITDA comps • Focus on efficiency gains & profitable growth • Stable EBITDA margin • EBITDAaL*-CapEx +4.8%, margin +0.8 p.p Highlights Fixed ARPU (y-o-y) 2.4% 3.8% 5.2% 4.9% 4.8% 31% 32% 33% 33% 31% 11% 13% 8% 9% 12% (1) Excludes 3rd party MNO-accesses Q4 24Q1 24 Q3 24 Q1 25Q2 24 Q4 24Q1 24 Q3 24 Q1 25Q2 24 Q4 24Q1 24 Q3 24 Q1 25Q2 24Q4 24Q1 24 Q3 24 Q1 25Q2 24 BNetzA’s confirmed 5-year spectrum prolongation Margins (organic) Revenue & EBITDA growth (y-o-y organic) EBITDAaL-CapExEBITDARevenue EBITDA 7

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. 38% 36% 36% 36% 36% 20% 12% 16% 13% 14% 194 295 281 486* 165 1.2% 1.2% 1.1% 1.1% 1.1% Fixed network build (k new PPs) Mobile contract churn (%) VMO2: Key network programmes of fibre and 5G rollout progress • 5G pop. coverage 77% • Fixed footprint reaches 18.4m UBB PPs • Contract churn stable at low levels; 1.1% • Revenue and EBITDA back to growth (ex. handset & nexfibre) • Price rise phasing to service revenue • Fixed consumer ARPU +1.6% • Cost efficiencies • EBITDAaL-CapEx +15.2% on lower CapEx (-12.9%) • +2.3 p.p. in margin • Progressing ESG strategy with circularity initiatives Highlights (0.5%) (1.4%) (2.4%) (4.0%) (4.2%) 1.4% (1.2%) (3.1%) (10.0%) (3.1%) Q4 24Q1 24 Q3 24 Q1 25Q2 24 Q4 24Q1 24 Q3 24 Q1 25Q2 24 Q4 24Q1 24 Q3 24 Q1 25Q2 24 Q4 24Q1 24 Q3 24 Q1 25Q2 24 * Includes the transfer of the Upp premises Growth in key metrics in line with guidance Margins (organic) Revenue & EBITDA growth (y-o-y organic) EBITDAaL-CapExEBITDARevenue EBITDA 8

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. Hispam: Progress in strategic execution Sale of T. Argentina (€1.2bn), simultaneous signing and closing on February 24th, execution risk avoided Binding agreement for T. Colombia (~€368m), closing subject to regulatory approvals and agreements with minorities Sale of Telefonica Peru • Simultaneous signing and closing on April 13th • Avoiding future liabilities’ payment (SUNAT and financial debt) • Removing risk of future contingencies and potential additional financing needs • Positive impacts from deconsolidation at FCF and leverage level Continued execution of strategy 2025 T. Argentina sale February 24th T. Colombia signing March 12th T. Peru sale April 13th 9

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. 1% (1%) (4%) (4%) (3%) 15% 12% 10% 9% 7% FTTH (m) FTTHContract Accesses growth (y-o-y) Dec-24Mar-24 18% 16% 18% 22% 21% 7% 2% 4% -4% 9% • Focus on executing our strategic plan • Better commercial net adds in contract & FTTH in Q1 25 • Positive contract net adds after 5 Qs posting losses • Chile, reduced portability thanks to new regulatory rules • FTTH/FBB accesses (98%, +6 p.p.) • Service revenue -3.1%, Mexico +5.0% • EBITDAaL-CapEx: -30.9% affected by higher leases in Col Highlights Jun-24 11.4 12 12.7 13.3 13.6 (4.1%) (3.5%) (4.1%) (9.3%) (3.4%) (11.5%) (15.1%) (7.2%) (27.5%) (9.8%) Q1 24 Q2 24 Hispam: Towards stabilisation while reducing exposure Sep-24 Q3 24 Q4 24 Invested capital -49% vs. Dec-19 Preserving T. Group optionality Mar-25 Dec-24Mar-24 Jun-24 Sep-24 Mar-25 2024 vs 2023 financial variations includes Argentina and Peru under Organic criteria Q1 25 Q1 24 Q2 24 Q3 24 Q4 24 Q1 25 10 Margins (organic) Revenue & EBITDA growth (y-o-y organic) EBITDAaL-CapExEBITDARevenue EBITDA

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. Telefónica Tech / Telefónica Infra Telefónica Tech Revenue (€ million) (y-o-y organic) +6.6% 476 508 Q1 24 Q1 25 €2.1Bn LTM Revenue ~+7% Bookings vs Q1 24 Funnel vs Q1 24 >+15% • Commercial activity led by Private Sector in Q1 25 • Strong commercial funnel for the rest of the year • Strong market recognition, leader position by industry analysts Sustainable business 24 29 Mar-24 Mar-25 FTTH JV premises passed (m) (via FiberCos) Telefonica Infra >100km of international fibre connectivity 50% EBITDA margin Solid profitability Value of contracts with 3rd parties +91% vs. Q1 24 36% of TEF’s total FTTH footprint Data Centres: • Closed sale of 20% in Nabiax • Analysing opportunities to maintain exposure to DCs 11

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. Q1 25 Financials Mrs. Laura Abasolo CFCO

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. Accelerate FCF delivery throughout the year 12 FCF totalFCF continuing operations FCF discontinued operations FCF to improve along the year (25) (358) Q1 24 Q1 25 (13) (205) Q1 24 Q1 25Q1 24 Q1 25 Q1 seasonality • Higher seasonality on WC, lease and financial payments • FX on BRL depreciation (11) (153) € million € million € million

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. 3.64% 3.49% Net Financial Debt € million 27,161 283 202 Solid balance sheet, sound liquidity and contained costs ND/EBITDAaL 2.67x Dec-24 FCF from continuing operations1 Mar-25 FX & Others Net financial divestments Shareholder Remuneration 27,049 (898) 148 ND/EBITDAaL 2.58x Comfortable liquidity position Liquidity cushion, Mar-25 (€bn) 3.7 2.9 4.3 2.4 20262025 2027 2028 Gross debt maturities, Mar-25 (€bn) Total debt related interest payment cost ex leases Contained interest payment cost Mar- 24 Mar-25 >70% Total debt fixed 11.5 yrs Average Debt Life Mar-25 Post closing 1. Including spectrum payments. 2. Including the deconsolidation of T. Colombian net debt ~€25.8bn FCF from discontinued operations1 153 13 10.1 10.3 Undrawn credit lines & synd. credit facilities Total liquidity 20.4 Cash & Other Current Financial Assets Peruvian sale Colombia signing (2) (€0.2bn) (€1.1bn)

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. Pragmatic ESG management to create value Environmental Renewables to hedge energy costs: PPAs for renewables cover 30% of electricity needs Helping customers decarbonise: launched AI solutions for urban lighting and fleet management via Telefónica Tech Social Connecting communities: 98% 4G population coverage in main markets Protecting customers: 7.8m cyber-threats blocked (Spain) Monitoring risk: supplier audits & worker surveys at high-risk sites Governance Balanced and diverse Board: 40% women, and 53% independent Shareholder confidence: all resolutions approved at the AGM Fiscal Transparency report published: €8.4bn paid in taxes globally in 2024 Positive impact: consistent socio-economic contribution aligned with the SDGs 14

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. Key takeaways Mr. Emilio Gayo COO

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. Key messages Continued strategy execution: Resilient core markets T. Hispam exposure reduced Update on strategic review in H2 25 - Performance in core markets driven by customers and NGN - Capital being reallocated from T. Hispam disposals to core markets, core business and positive leverage impacts - Efficiency focus 2025 guidance confirmed - Comps to ease through the year - Back-end loaded FCF Guidelines of our strategic framework 1. Customers at the core 2. Technology and operational excellence 3. Disciplined industrial rationale 4. Value creation for all stakeholders Europe will change 15

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. Results presentation and Q&A Session Telefónica’s management will host a webcast on 14 May at 10:00 AM (CEST), 9:00 AM (BST), and 4:00 AM (EDT) Participants from Telefónica • To access the webcast: click here • The webcast replay will be available on Telefónica IR’s website after the event • To participate in the Q&A session, please register using the following link to receive the dial in and PIN details: click here • Emilio Gayo l COO • Laura Abasolo l CFCO • Markus Haas l CEO Telefónica Deutschland • Lutz Schüler l CEO Virgin Media O2 • Eduardo Navarro l Chief Corporate Affairs & Sustainability Officer • Torsten Achtmann l Director of Investor Relations Webcast Q&A Session

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA. FOLLOW US: CDP Climate A List 2024 ISS ESG Corporate Rating #1 in sector Social Benchmark 1st company worldwide 2024 2024 #1 in sector Sustainalytics ESG Industry Top Rated 2025 Bloomberg ESG Score #2 in sector For further information, please contact: Investor Relations Isabel Beltrán (i.beltran@telefonica.com) Torsten Achtmann (torsten.achtmann@telefonica.com) Tel. +34 91 482 87 00 ir@telefonica.com www.telefonica.com/investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	May 14, 2025	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer for Telefonica, S.A.